Exhibit 99.1

Company Announces Adoption of Semi-Annual Financial Results

and Conference Call Schedule

Beijing (China), May 17, 2016 – China TechFaith Wireless Communication Limited (NASDAQ:CNTF), today announced the adoption of a semi-annual financial results and conference call schedule. Under the schedule, the Company expects to report its unaudited financial results for the first half of 2016 and hold an update conference call with investors and analysts in August 2016, and approximately every six months after that to report its semi-annual financial results. The Company remains committed to continued compliance with all applicable United States Securities and Exchange Commission (the “SEC”) filing requirements and The NASDAQ Stock Market LLC’s listing requirements, including the filing with the SEC a Form 6-K that includes an interim balance sheet as of the end of the Company’s second fiscal quarter and a semi-annual income statement for the first two quarters and the filing of the Company’s annual report on Form 20-F with the SEC. The Company also announced that it achieved total net revenues of approximately US$10.0 million for the first quarter of 2016, in line with its guidance of US$8.0 million to US$10.0 million.

Miss Ouyang Yuping, Chief Financial Officer of TechFaith said: “After careful discussion with our Board of Directors, legal and auditing teams, it was determined that a semi-annual financial reporting schedule would better reflect the Company’s business trends. We have made considerable progress in our business execution over the last few quarters and are on-track to realize value in our real estate portfolio. By moving to a semi-annual financial reporting schedule, we expect to provide more meaningful updates on our business progress and results for financial professionals and investors to evaluate our financial performance and prospects.”

Mr. Deyou Dong, CEO of TechFaith, said: “We remain committed to full transparency and open communications with our shareholders, as evidenced by the corporate update slides we recently published on our investor relations website. After a full review, we believe that the reporting process had become more of a distraction and added less value to investors and financial professionals than it did when our business was operating at a much higher quarterly revenue run rate. We are focused on the execution of our business strategy and welcome investors to tour our properties when they are in China. We are pleased that we continued the growth momentum in the first quarter of 2016 with increased revenue from our mobile phone business. This reflects the demand for our tailor made ruggedized smart devices in both retail and enterprise sectors. We are encouraged by the results and will seek to capture additional opportunities both in China and key international markets.”

About TechFaith (NASDAQ:CNTF)

TechFaith (NASDAQ: CNTF) is a developer, owner and operator of commercial real estate properties across China as well as a China-based mobile solutions provider for the global mobile handsets market. TechFaith continues to maintain a team of professional engineers focused on the development of ruggedized smart devices for both its consumer and enterprise segments, although it started investing in the construction of buildings and facilities in 2009 as part of its growth and business diversification strategy, gradually shifting away from its traditional focus on the mobile solutions and handset markets. The Company currently focuses on developing office space that can serve as anchor bases in areas with developing economies, as it meets the needs of both established businesses and innovative start-up companies in China. For more information, please visit www.techfaithwireless.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, among others, and in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:
In China: Jay Ji China Techfaith Wireless Communication Technology Limited Tel: 86-10-5822-8866 ir@techfaith.cn	In the U.S.: David Pasquale Global IR Partners Tel: +1 914-337-8801 cntf@globalirpartners.com